March 5, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (419) 828-6827

Mr. Bob Bates, Chief Financial Officer
Inova Technology, Inc. (formerly Edgetech Services Inc.)
233 Wilshire Boulevard, Suite 400
Santa Monica, CA   90401

**RE: Inova Technology, Inc. (formerly Edgetech Services Inc.)
          File No. 0-27397**

Dear Mr. Bates:

        We have reviewed your response letter submitted on February 4, 2009 and have the following comments.

        Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Statements of Cash Flows for all periods
    - We noted that the adjustments to paid-in capital for services contributed by management have been reported in financing activities in the statements of cash flows. Please revise the statements of cash flows to reclassify those adjustments to operating activities.

2. Form 10-QSB for the period ended 1/31/07
    - The statement of cash flows for the nine months ended 1/31/07 provided in your response is incomplete. Please revise as appropriate.

3. 2007 Form 10-KSB
   - Provide us a full set of 2007 financial statements that reflect the correction of the reverse merger, and amortization expense of customer list and uncompensated management fee expense based on your Summary of Adjustments.

4. Forms 10-QSB for the periods ended 7/31/07, 10/31/07 and 1/31/08
   - Provide us a full set of financial statements for the interim periods 7/31/07, 10/31/07 and 1/31/08 that reflect amortization expense of customer list and uncompensated management fee expense based on your Summary of Adjustments.

5. 2008 Form 10-KSB/A
   - Provide us a full set of 2008 financial statements that reflect the correction of the reverse merger, and amortization expense of customer list and uncompensated management fee expense based on your Summary of Adjustments.
   - The opening balances (i.e., April 30, 2006) of the statements of stockholders' equity should be corrected to show the impact of the restatements relating to fiscal year 2006.

6. Forms 10-QSB for the periods ended 7/31/08 and 10/31/08
   - Provide us a full set of financial statements for the interim periods 7/31/08 and 10/31/08 that reflect amortization expense of customer list and uncompensated management fee expense based on your Summary of Adjustments.

7. As previously requested, for each report referenced above, show us the note that you will include that fully complies with the disclosure requirements of paragraph 26 of SFAS 154, including any per-share amounts affected. In the interest of clarity, present the disclosure in the notes in columnar format showing the as originally reported amount, the restated amount, and the effect of change.

8. As previously requested, please revise the description of the error relating to the reverse merger accounting included in the interim period financial statements to make them consistent with the disclosure included in the 4/30/08 financial statements.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please indicate the name of the company in the response letter, the date of your response, sign it and identify it as a response to staff comments. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant